August 21, 2026

VIA EDGAR

Jacob Sandoval

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silver Capital Holdings LLC

Annual Report on Form 10-K for the period ended December 31, 2025

File No. 814-01215

Ladies and Gentlemen:

On behalf of Silver Capital Holdings LLC (the “Company”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you provided by telephone conversation on June 29, 2026, relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”).

The Company respectfully acknowledges the Staff’s comments. For the Staff’s convenience, the Staff’s verbal comments are set forth below, followed by the Company’s responses.

1.	In the Schedule of Investments, please ensure that all disclosures required for restricted securities are included in future reports. See Regulation S-X 210.12-12, Note 8.

Response: The Company’s Consolidated Schedule of Investments, as referenced by a footnote (see Note 4 on page 81 of the Form 10-K), (a) identifies restricted securities, (b) presents the initial acquisition date, units or par amount, cost, and fair value for each such security, and (c) discloses the aggregate fair value of such securities and the corresponding percentage of the Company’s net assets in accordance with Regulation S-X 210.12-12, Note 8. Those securities that are restricted are identified in the Consolidated Schedule of Investments as having an initial acquisition date. The Company will continue to include these disclosures in future reports. For each of the restricted securities acquired during the year preceding the balance sheet date, the Company did not hold any unrestricted securities of the same issuer.

2.

It appears the Company invests in unitranche loans. Page 79 of the Form 10-K highlights the interest rate associated with such loans. Please supplementally describe if the interest rate shown includes any additional interest provided by agreements among lenders as an enhancement for taking the last-out position. If there are such arrangements, please describe in future reports.

Response: The Company confirms that the interest rate associated with its investments in “last-out” unitranche loans shown on page 79 of the Form 10-K includes any additional interest provided by agreements among lenders as an enhancement for taking such last-out positions. This arrangement is described in Note 10 to the Consolidated Schedule of Investments on page 81 of the Form 10-K, which states: “In exchange for the greater risk of loss, the “last-out” portion of the Company’s unitranche loan investment generally earns a higher interest rate than the “first-out” portions. The “first-out” portion would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last-out” portion.”

3.	Please supplementally describe the percentage of the portfolio that has had modifications to the debt, including changes in maturity dates or interest rates during the period.

Response: In response to the Staff’s comment, for the year ended December 31, 2025, approximately 21.4% of the Company’s portfolio (including investments in money market funds) measured at fair value had modifications to the debt (i.e. changes in maturity dates, interest rates or notional upsizes).

4.

Note 2 to the financial statements on page 88 states “the Company may make exceptions to this treatment if an investment has sufficient collateral value and is in the process of collection.” Please supplementally describe how this policy conforms to U.S. GAAP. Specifically, please address how the Company may accrue interest when an investment is non-performing and not currently paying interest. Specifically incorporate citations to U.S. GAAP and unit of account concepts in your response. Additionally, describe what percentage of the portfolio was subject to this exception.

Response: As of December 31, 2025, 0% of the Company’s portfolio (including investments in money market funds) measured at fair value was subject to this exception. Under U.S. GAAP, interest income recognition is governed by the probability of collection. Under ASC 310-10-35, interest accrual is suspended when the collection of contractual interest or principal is no longer deemed probable. However, if an individual loan is well-secured by collateral (i.e., where the realizable value of the collateral is sufficient to fully discharge the outstanding principal and accrued interest) and is in the active process of collection, the ultimate collectability of all contractual amounts remains probable under ASC 310. Thus, continuing to accrue interest under these specific circumstances conforms to ASC 310. Furthermore, under ASC 310-10-35-53A, a creditor may continue to recognize interest income on impaired loans using the accrual method if the recorded investment is deemed fully collectible. When the fair value of the underlying collateral exceeds the outstanding principal and accrued interest, the ultimate realization of the interest income is assured, making the accrual of interest appropriate despite temporary cash-payment delays. In addition, the Company performs its non-accrual and collectability assessment at the level of the individual debt instrument in a specific portfolio company, which is the appropriate unit of account. Where the Company holds multiple tranches in the same portfolio company (e.g., first lien, second lien, unsecured), each is assessed separately.

5.

Please consider for future reports including the following information in the MD&A section of the Form 10-K as the Company held 10.0% of its net assets in IT services and 8.2% in software during the period:

•

Material Trends and Uncertainties. Under Item 303 of Regulation S-K, disclose any knowns trends or uncertainties reasonably likely to have a material impact on the results of operations, liquidity or capital resources of the Company. Specifically, note any increasing exposure to software or AI disruption risks or developments in the market, including recent pricing corrections, NAV discounts or underwriting concerns related to AI disruption, and their expected impact on portfolio valuations and credit losses.

•

Credit Risk and Valuation Methodology. Explain how AI-related disruption is factored into your credit and impairment evaluations, including any revisions to credit rating policy, valuation inputs, or discount rate adjustments for impacted portfolio companies. If applicable, disclose any recent credit quality deterioration, such as changes in non-accrual status.

•

Liquidity and Redemption Risk. Discuss any elevated liquidity risk stemming from NAV markdowns and how that may affect the ability to honor redemptions or manage cash flows. Describe any contingency plans to address potential rapid outflows tied to valuation concerns in AI exposed sectors.

Response: The Company will enhance the current disclosures related to the above topics to the extent necessary and incorporate accordingly.

* * * * * *

Should you have further questions, or require further information relating to the foregoing, please contact the undersigned at (212) 859-8689.

Very truly yours,

/s/ Joshua Wechsler
Joshua Wechsler

cc:	Stanley Matuszewski (Silver Capital Holdings LLC)

Caroline Kraus (Silver Capital Holdings LLC)

Curtis Tate (Silver Capital Holdings LLC)

Thomas J. Friedmann (Dechert LLP)

Darius I. Ravangard (Dechert LLP)

2